SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Investor Update

São Paulo, July 2, 2008 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., provides its updated investor.

Current News

GOL and VRG have recently added service to the following city pairs:

GTA	Weekly		VRG	Weekly	Start
Start Date
City Pair	Freq.		City Pair	Freq.	Date

Brasília - Recife	7x	12-may-08	São Paulo/Guarulhos - Recife	7x	7-apr-08
Recife - Juazeiro do Norte	7x	12-may-08	Recife - São Paulo/Guarulhos	7x	8-apr-08
Juazeiro do Norte - Recife	7x	12-may-08	São Paulo/Guarulhos - Manaus	7x	9-jun-08
Recife - Brasília	7x	12-may-08	Manaus - São Paulo/Guarulhos	7x	9-jun-08

São Paulo/Guarulhos - Brasília	7x	2-jun-08
Brasília - Porto Velho	7x	2-jun-08
Porto Velho - Rio Branco	7x	2-jun-08
Rio Branco - Brasília	7x	2-jun-08
Brasília - São Paulo/Guarulhos	7x	2-jun-08

Specific details regarding frequency and start dates can be found on the websites www.voegol.com.br and www.varig.com

General Guidance
General Comments 2Q08E:
• Brazilian domestic demand growth at 1.8x GDP
• Brazilian 2Q08e GDP Growth at 5.2% (1) (3)
• Brazilian 2Q08e Domestic RPK Growth at 10.4% (1) (4)

Industry Metrics	1Q08A	2Q08E
	(+/-)	(+/-)
Brazilian GDP Growth (%)	5.8 (3)	5.2 (1) (3)
Domestic RPK Growth (%)	10.2 (2) (4)	10.4 (1) (7)
Brazilian Inflation (%, IPCA)	6.1 (3)	6.6 (6)
BRL / USD (R$, average)	1.74 (3)	1.65 (6)
WTI (US$, average)	98 (5)	124 (8)

(1)	2Q08 vs. 2Q07
(2)	1Q08 vs. 1Q07
(3)	Source: Brazilian Central Bank
(4)	Source: ANAC
(5)	Source: Bloomberg
(6)	Source: MCM Consultores
(7)	Source: GOL
(8)	Source: Bank Analyst Projections

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2Q08E
General Comments:
• Average fuel price/liter: R$ 2.12
• Average Fare: R$ 194
• CASK: R$16.5e cents
• RASK: R$13.5e cents

Consolidated	1Q08A	2Q08G	2Q08E	2Q07A
	(+/-)	(+/-)	(+/-)	(+/-)
ASK Growth	58%	25%	23%	87%
Load Factor	62%	61-63%	64-65%	66%
Yield (cents)	R$22	R$20	R$19	R$18
Cask ex-fuel (cents)	R$ 8.8	R$ 8.5	R$ 9.4	R$ 8.6

ASKs by Aircraft Type

	2Q08
	(quarter average)
	B737	B767
Available Seat Kilometers (ASK) - as a	85%	15%
percentage of total ASKs (%)

GOL’s average stage length is projected to be approximately 940 kilometers in 2Q08 versus 958 kilometers in the 2Q07.

Aircraft Delivery Schedule

As of March 31, 2008, GOL’s fleet was comprised of 103 Boeing 737 aircraft and 11 Boeing 767s and had on order 99 aircraft with options to acquire additional 40 aircraft. The 2008 delivery schedule and related financings are:

B737-800 SFP firm	Committed Financing
	Mortgage (Exim)	Sale/Leaseback
2Q08	2	0
2008E	5	4

During the second quarter, GOL received into its consolidated fleet 2 Boeing 737 aircraft, and returned 3 Boeing 737-300s and one 767-300.

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Fuel Hedges

The Company continues to enter into advanced fuel derivative agreements to reduce its exposure to fluctuations in fuel price. Currently, the agreements covering 2008 are:

2Q08
Estimated Fuel Liters Consumed (mm)	357
Estimated Fuel Price per Liter (R$)	2.12
150 million (42%)
Liters (% of estimated consumption)	HO and WTI with average price of US$95.6/bbl

Operating Margin
(Estimated EBIT margin, US GAAP)

2Q08
Estimated Operating Margin (%)	-23 -21%

Income Before Income Taxes
(Estimated EBT Margin, US GAAP)

2Q08
Estimated Pre-Tax Margin (%)	-19 -17%

Tax Rate

GOL currently expects an annual effective tax rate in U.S. GAAP of approximately 25%. However, its actual tax rate in both second quarter and full year 2008 could differ due to the non-deductibility of certain items for tax purposes.

Weighted Average Shares Outstanding

Share count estimates for calculating basic and diluted earnings per share are:

2Q08
Basic	Diluted
201.2 mm	201.2 mm

The number of shares used in our actual earnings per share calculations will likely be different from those stated above.

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 57 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith & N. Dean
Ph: 1 (212) 704-8196 / 704-4484	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.